50

[redacted]

04016906 TES
IGE COMMISSION
Washington, D.C. 20549

VP 4-15-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US TAX Advisory Group, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 S. Pineapple Avenue, Suite 710
(No. and Street)

SARASOTA (City) FLORIDA (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA J. KNOX, CCO (941) 921-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobbitt, Pittenger & Company, P.A.
(Name – if individual, state last, first, middle name)

1605 MAIN STREET, Suite 1010, (Address) SARASOTA (City) FLORIDA (State) 34236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
APR 14 2004
WASH, D.C. 181 SECTION

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Knox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Tax Advisory Group, Inc., as of April 12, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara J. Knox
Signature

Chief Compliance Officer
Title

Notary Public

AARON LYLE MORTENSEN
MY COMMISSION # DD 23822[illegible]
EXPIRES: August 4, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US TAX ADVISORY GROUP, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2003

Bobbitt, Pittenger & Company, P.A.

US TAX ADVISORY GROUP
Incorporated

April 13, 2004

SEC MAIL PROCESSING
RECEIVED
APR 14 2004
WASH., D.C. 181 SECTION

R. Scot DeArmey
Supervisor of Examiners
NASD
Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA 30305-4808

RE: Amendment to US Tax Advisory Group, Inc.'s Annual Filing of Audited Financial Statements

Dear Mr. DeArmey:

Pursuant to your letter dated March 31, 2004, our auditors have amended our annual audited financial statements to include a statement by the auditor with regard to exemptions from Rule 15c3-3 for our broker dealer as requested. Also, included is a new completed Form X-17A-5 Part III.

The auditor's amendment appears on page nine (9) of the annual audited financial statement.

Should you have any questions, please feel free to contact me at (941) 921-0000.

Sincerely,

Barbara J. Knox

Barbara J. Knox
Chief Compliance Officer

cc: Securities and Exchange Commission, Washington, DC, Securities and Exchange Commission, Miami,

Enclosure

240 S. Pineapple Ave. ■ 7th Floor, Suite 710 ■ Sarasota, FL 34236 ■ Phone / 941.921.0000 ■ Fax / 941.954.7436 ■ Toll Free / 888.231.8301

Member NASD/SIPC

US TAX ADVISORY GROUP, INC.

CONTENTS

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 24, 2004

To the Stockholders
US Tax Advisory Group, Inc.
Sarasota, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of US Tax Advisory Group, Inc. as of December 31, 2003, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year ended December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Tax Advisory Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

US TAX ADVISORY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash	$ 9,487
Deposit with clearing organization	15,000
Receivable from clearing organization	5,377
Prepaid and other assets	10,650
	$ 40,514
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 6,000
Accounts payable	500
	6,500
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; authorized 1,000 shares, issued and outstanding 501 shares	501
Paid-in-capital	43,499
Retained deficit	(9,986)
	34,014
	$ 40,514

See notes to financial statements

US TAX ADVISORY GROUP, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions	$ 118,056
Other income	4,802
	122,858
OPERATING EXPENSES	
Commissions	78,749
Clearance Fees	26,900
Management Fees	18,000
Licenses and Registration	6,706
Office	2,489
	132,844
NET LOSS	$ (9,986)
LOSS PER SHARE	$ (19.93)

See notes to financial statements

US TAX ADVISORY GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock Common		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at, January 1, 2003		$	$	$	$
Capital contributions	501	501	43,499		44,000
Net loss				(9,986)	(9,986)
Balance at, December 31, 2003	501	$ 501	$ 43,499	$ (9,986)	$ 34,014

See notes to financial statements

US TAX ADVISORY GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

The Company has no subordinated borrowings.

See notes to financial statements

U.S. TAX ADVISORY GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(9,986)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in operating assets:		
Deposits with clearing organizations		(15,000)
Commissions receivable		(5,377)
Prepaid and other assets		(10,650)
Increase in operating liabilities:		
Commissions payable		6,000
Accounts payable		500
Net cash used in operating activities		(34,513)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions received		44,000
NET INCREASE IN CASH AND AND CASH EQUIVALENTS		9,487
CASH AND CASH EQUIVALENTS, beginning of year		
CASH AND CASH EQUIVALENTS, ending of year	$	9,487
SUPPLEMENTAL CASH FLOWS DISCLOSURE:		
Interest paid	$	None
Taxes paid	$	None

See notes to financial statements

US TAX ADVISORY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

US Tax Advisory Group, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was incorporated in 2002 as a Florida corporation. However, operation did not commence until June, 2003.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company had no such transactions in 2003.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivable from Clearing Organizations

Commissions receivable are stated at net realizable value and are non-interest bearing. As of December 31, 2003 no allowance for uncollectible accounts was considered necessary.

Income Taxes

The Company, with the consent of its stockholders, has applied under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provisions or liability for federal or state income taxes is provided in these financial statements. Should the application to be treated as an S corporation be denied for 2003, it would have no affect on the Company's financial position or statement of operations.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Brokerage Clearing

The Company entered into an agreement with a company to perform brokerage clearing activities on a fully disclosed basis. Under this agreement, the Company will receive commissions for brokerage transactions cleared through the clearing company. This agreement may be terminated by either party.

The clearing organization lends funds to the Company's customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing organization maintaining collateral in the form of saleable securities, cash or cash equivalents. The Company expects that under the terms of the clearing agreement with the clearing organization, it may be required to idemnify the clearing organization on any loss based on these credit arrangements. The Company is not aware of any of its customers using margin accounts at December 31, 2003.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. As of December 31, 2003 the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

NOTE C - LEASES

The Company entered into a management agreement with a related party where the manager agrees to furnish and pay the following on the Company's behalf:

- Equipment, furnishings, and fixtures.
- Employee and personnel costs, such as administrative, secretarial and clerical.
- Electrical service, water service, heating, ventilation and cooling services, and all other utilities.
- Telephone and Internet access services.
- Insurance, other than fidelity bonding required by securities regulations.
- Travel and entertainment expenses incurred by the Company's president.

The Company paid the manager $18,000 in 2003 for six months of service. Effective December 1, 2003, the Company entered into an expense sharing agreement with the same related party for the same $3,000 per month fee. Under the agreement, expenses will be allocated to various expense categories rather than as a lump sum payment to management fees. This presentation will begin in 2004. The agreement can be terminated by either party with thirty days notice.

NOTE D – CUSTOMER FUNDS OR SECURITIES

The Company does not hold customer funds or securities. The Company claims an exemption from reserve requirements under U.S. Securities and Exchange Commission Rule 15c3-3 (k)(2)(ii). This results in required net capital of $5,000 (see Note E).

NOTE E - NET CAPITAL REQUIREMENTS

US Tax Advisory Group, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, US Tax Advisory Group, Inc. had net capital of $23,064, which was $18,064 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2003 was .28 to 1.

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At December 31, 2003 the Company had no borrowings under subordination agreements.

NOTE G – EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing net income, by the weighted average number of common shares outstanding during the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common stock.

NOTE H - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 24. 2004

To the Stockholder
US Tax Advisory Group, Inc.
Sarasota, Florida

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of US Tax Advisory Group as of December 31, 2003, and for the year ended December 31, 2003, and have issued our report thereon dated February 24, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

US TAX ADVISORY GROUP, INC.

COMPUTATION OF NET CAPITAL
December 31, 2003

Total stockholder's equity	$	34,014
Deduct ownership equity not allowable for net capital		
Total capital		34,014
Add:		
Subordinated borrowings allowable in computation of net capital		
Total capital and allowable subordinated borrowings		34,014
Deductions and other charges		
Non-allowable assets:		
Prepaid and other assets		10,650
Net capital before haircuts on securities positions		23,364
Haircuts		300
Net capital	$	23,064
Aggregate indebtedness		
Commissions payable	$	6,000
Accounts payable		500
Total aggregate indebtedness	$	6,500
Computations of basic net capital requirement		
Company	$	5,000
Excess net capital	$	18,064
Ratio: Aggregate indebtedness to net capital		.28 to 1

US TAX ADVISORY GROUP, INC.

COMPUTATION OF NET CAPITAL (CONTINUED)
December 31, 2003

Reconciliation with Company's computation
(included in Part II of Form X-17a-5 as of
of December 31, 2003)

Net Capital, as reported in Company's Part II (unaudited FOCUS report)	$	19,625
Error in non-allowable assets		439
Audit adjustments: to accounts payable		3,000
Net capital per above	$	23,064

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 24, 2004

To the Board of Directors
US Tax Advisory Group, Inc.
Sarasota, Florida

In planning and performing our audit of the financial statements and supplemental schedules of US Tax Advisory Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants